

S   21004777   ᐧ SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

···ᵤᵢₗ Processing
Section

JUL 2 6 2021

Washington DC
416

SEC FILE NUMBER
8-29831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __06/01/2020__ AND ENDING __05/31/2021__

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BARRINGTON RESEARCH ASSOCIATES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 N. CLARK ST. SUITE #2950

(No. and Street)

CHICAGO   **IL**   **60601**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander P. Paris, Jr. (312) 634-6352

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA LLP

(Name – *if individual, state last, first, middle name*)

141 WEST JACKSON BLVD. SUITE 2250 , Chicago   IL   60604

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Alexander P. Paris Jr.** , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of **Barrington Research Associates, Inc.** as of **May 31, 2021** , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
_____
Title

_____
Notary Public

This report* contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. (the Company) as of May 31, 2021, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and supplementary schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barrington Research Associates Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barrington Research Associates Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Barrington Research Associates Inc.'s auditor since 2009.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information in Supplementary Schedules (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Barrington Research Associates, Inc.'s financial statements. The supplemental information is the responsibility of Barrington Research Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
July 21, 2021

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2021

Assets

Cash	$	1,239,795
Receivable from clearing broker		411,886
Commissions receivable		147,707
Due from officers		132,451
Underwriting fees receivable		426,331
Research fees receivable		50,532
Right of use asset		1,660,212
Deposits and other		12,676
	$	4,081,590

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$	34,538
Retirement plan payable		11,844
Accounts payable and accrued expenses		85,793
Subordinated loan		250,000
Lease liability		1,699,031
Loan payable		400,000
		2,481,206

Shareholders' Equity

Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		469,970
Retained earnings		1,129,414
		1,600,384
	$	4,081,590

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2021

Revenues

Commissions	$	1,134,754
Financial advisory fees		1,162,010
Investment banking fees		120,000
Research services		952,914
Underwriting fees		2,127,360
Consulting		272,629
Other Income gain on PPP Loan		404,811
		6,174,478

Expenses

Officer and employee compensation	2,638,889
Commissions	484,318
Consulting fees	307,000
Professional and regulatory	69,393
Office and communications	133,203
Clearing and execution	294,956
Conference expense	17,853
Research and data vendors	215,408
Payroll taxes	188,935
Travel and entertainment	24,021
Occupancy and equipment rental	396,819
Interest	44,839
Other	98,480
	4,914,114

Net income	$	1,260,364

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholders' Equity

Year Ended May 31, 2021

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at June 1, 2020	$ 1,000	$ 469,970	$ (130,950)	$ 340,020
Net income	-	-	1,260,364	1,260,364
Balance at May 31, 2021	$ 1,000	$ 469,970	$ 1,129,414	$ 1,600,384

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended May 31, 2021

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at May 31, 2020	$	500,000
Decrease		(250,000)
Subordinated liabilities at May 31, 2021	$	250,000

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2021

Cash flows from operating activities

Net income	$	1,260,364
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		(294,234)
Underwriting fees receivable		(426,331)
Commissions receivable		(67,721)
Investment banking receivable		55,000
Research fees receivable		39,552
Right of use asset		124,611
Deposits and other		36,912
Increase (decrease) in operating liabilities:		
Commissions payable		17,637
Retirement plan payable		1,290
Accounts payable and accrued expenses		(20,193)
Interest payable		(12,500)
Lease liability		(93,850)
Net cash provided by operating activities		620,537

Cash flows from financing activities

Proceeds from issuance of loan	400,000
Extinguished of loan	(400,000)
Repayment of subordinated loan	(250,000)
Net cash used by financing activities	(250,000)

Increase in cash		370,537
Cash at beginning of the year		869,258
Cash at end of the year	$	1,239,795

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	57,339

See accompanying notes.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements
May 31, 2021

---

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

<u>Revenue Recognition and Securities Valuation</u>

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from contracts with customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017.

Securities transactions and related income and expenses are recorded on a trade date basis that does not differ materially from the settlement date basis. Securities owned are recorded in the statement of financial condition at market value.

Commission income. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking fees include underwriting, corporate finance, and designation fees. During the year ended May 31, 2021, the Company acted as a co-managing underwriter and participating underwriter. At the direction of the managing underwriter, the Company is responsible for organizing the other participating underwriters and negotiates the transaction with the issuer of the security. A co-manager takes part in the negotiations but does not maintain the records of the group. Participating underwriters maintain records of each underwriting participation only to the extent they are involved. To spread the risk of an underwriting and facilitate its distribution, the underwriters may sell all or part of the securities directly to the public or a selling group that in turn sells the securities to the public. Selling groups are not underwriters and have no obligation to sell the securities allocated to them. Accordingly, they are entitled only to a selling concession. The difference between the price to the public and that to the issuer (the gross underwriting spread) represents the underwriters' and selling group's compensation for the risk and cost of selling the issue. The gross underwriting spread is generally apportioned between the underwriters and selling group and consists of a management fee, underwriting fee, and a selling concession. The underwriters may be entitled to a management fee and underwriting fee,

2.   **Summary of Significant Accounting Policies, Continued**

Revenue Recognition and Securities Valuation, Continued

or both. The Company believes that the performance obligation is satisfied at the time all these conditions are met.

Leases

The Company recognizes leases in accordance with FASB ASC Topic 842, Leases. The guidance was amended to require public business entities to recognize a right of use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal year beginning after December 15, 2018 with early adoption permitted. Management believes the impact of Topic 842 has no material impact on its operations. The Company recognized a right of use asset and lease liability of $1,660,212 and $1,699,031, respectively as reported on the statement of financial condition as of May 31, 2021.

New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments- Credit Losses (Topic 326) ("ASU 2016-13")*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as change to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on June 1, 2020 did not have a material impact on the Company's financial statement.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted FASB ASC topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements, Continued
May 31, 2021

2.   **Summary of Significant Accounting Policies, Continued**

Income Taxes, Continued

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has an immaterial effect on its financial statements. The Company is subject to examination by U.S. federal or state authorities for current and prior three tax years.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Valuation
Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

3.   **Fair Value Measurement and Disclosure**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements, Continued
May 31, 2021

3. **Fair Value Measurement and Disclosure, Continued**

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

At May 31, 2021, the Company had no level 1, level 2, or level 3 investments required to be disclosed under FASB ASC 820.

4. **Receivable from Clearing Broker**

At May 31, 2021, the Company utilized clearing broker, Wedbush Securities Inc. The receivable includes $411,886 of cash in investment accounts held at the clearing broker.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements, Continued
May 31, 2021

---

5. **Employee Benefit Plan**

   The Company has established a 401(K) retirement plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors.

   As of May 31, 2021 the Company has an outstanding retirement plan payable of approximately $11,844 included in the financial statements. During the year ending, May 31, 2021, the Company's contributions approximated $82,500.

6. **Related Party Transactions**

   During the year ended May 31, 2021, the Company had income of approximately $272,000 from management advisory fees from Barrington Asset Management, Inc. ("BAMI"), an affiliate through common ownership.

7. **Guarantees**

   FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) and related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended May 31, 2021.

8. **Credit Risk and Concentration**

   Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf.

   The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. At May 31, 2021, a significant credit concentration consisted of cash deposited in excess of federally insured limits by approximately $990,000. At May 31, 2021, a significant credit concentration consisted with one clearing broker of approximately $560,000. Management does not consider any credit risk associated with cash or receivable to be significant.

9. **Commitments**

   The Company conducts its operations in a leased office facility and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the

9. Commitments, Continued

operating expenses of the lessors. The Company leases office space under a noncancelable lease that expires February 28, 2031.

As of May 31, 2021 the weighted discount rate for our operating leases was 6%. The Company recognized a right of use asset and lease liability of $1,660,212 and $1,699,031, respectively as reported on the statement of financial condition as of May 31, 2021.

For the year ended May 31, 2021 the rent expense was $276,370 and is included in occupancy and equipment rental on statement of operations.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of May 31, 2021:

May 31	Amount
2022	228,674
2023	228,674
2024	228,674
2025	228,674
After 2025	1,314,876
Total	$ 2,229,572

The Company had an outstanding irrevocable standby letter of credit for $120,000 at May 31, 2021. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, went into effect and reduced the corporate federal tax rate from 34% to 21%. Additionally, the Tax Cuts and Jobs Act amended IRC section 172, net operating loss deductions ("NOL"). Under the amendment, NOLs can be carried forward indefinitely for all losses incurred after tax years ending December 31, 2017.

At May 31, 2021, the Company had net operating loss carryforwards for federal and state available to offset future ordinary income of approximately $365,000 and $1,900,000, respectively. The deferred tax asset for federal and state are approximately $77,000 and $180,000, respectively arising from the net operating loss carryforwards, is fully reserved as realization is not assured.

11. Bank Loan

As of May 31, 2021 the Company has a bank loan through the US Small Business Administration (SBA). On March 18, 2021, the Company successfully secured a 2nd SBA loan of $400,000 under the Paycheck Protection Program (PPP). Per the terms of the loan, the full amount will be forgiven as long as loan proceeds are used to cover payroll costs and other specified non-payroll costs. The Company fully intends to comply with the terms in order to qualify for loan forgiveness. In the event the Company is required to

11. **Bank Loan, Continued**

repay the loan, all payments are deferred for 6 months with accrued interest over this period. Amounts outstanding under the SBA loan will bear a fixed interest rate of 1.0 percent with a maturity date of 2 years from commencement date.

The Company received an initial SBA loan in the amount of $400,000 under the Paycheck Protection Program dated April 16, 2020. The Company utilized $400,000 for eligible expenditures for payroll and other expenses described in the CARES Act and the loan was forgiven as of May 11, 2021. Loan forgiveness is reflected in other income gain on PPP Loan in the statement of operations.

12. **Liabilities Subordinated to Claims of General Creditors**

The borrowing under a subordination agreement at May 31, 2021 is:
Subordinated Loan, 10% interest, due November 30, 2021 for $250,000.

The subordinated borrowing is covered by an agreement approved by FINRA and is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

13. **Minimum Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of "aggregate indebtedness", as defined.

At May 31, 2021, the Company had net capital and net capital requirements of $1,755,286 and $100,000, respectively.

14. **Contingencies**

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violations which may involve sanctions and or fines. These matters are rigorously defended as they arise.

15. **Subsequent Events**

Management has evaluated events and transactions through July 21, 2021, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

Computation of net capital

Total shareholders' equity		$ 1,600,384
Deduct shareholders' equity not allowable for Net Capital		0
Total shareholders' equity qualified for net capital		1,600,384
Other additions and/or allowable credits:		
Liabilities subordinated to claims of general creditors	$ 250,000	
Paycheck protection plan loan - forgivable amount	400,000	650,000
Deductions and /or charges:		
Nonallowable assets:		
Due from officers	132,451	
Underwriting fees receivable	344,250	
Research revenue receivable	5,600	
Deposits and other	12,676	(494,977)
Net capital before haircuts on securities positions		1,755,407
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 121	(121)
Net capital		$ 1,755,286

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)	100,000
Excess net capital	$ 1,655,286
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar capital required	$ 1,635,286

Computation of aggregate indebtedness

Aggregate indebtedness	$	170,994
Ratio of aggregate indebtedness to net capital	%	9.74

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of May 31, 2021

See accompanying notes.

Barrington Research Associates, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2021

The Company did not handle any customer cash or securities during the year ended
May 31, 2021 and does not have any customer accounts.

Barrington Research Associates, Inc.

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

May 31, 2021

The Company did not handle any customer cash or securities during the year ended
May 31, 2021 and does not have any customer accounts.

Barrington Research Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2021

The Company did not handle any customer cash or securities during the year ended
May 31, 2021 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates, Inc.

We have reviewed management's statements, included in the accompanying Barrington Research Associate Inc.'s Exemption Report, in which (1) Barrington Research Associates Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3: (k)(2)(ii) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to underwriting, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
July 21, 2021


Barrington Research Associates Inc.'s Exemption Report

Barrington Research Associates Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filling this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) underwriting, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Alexander P. Paris, Jr. swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

July 21, 2021
Date

Alexander P. Paris, Jr.
President
Barrington Research Associates, Inc.